

May 23, 2024

Lucy Rutishauser
Chief Financial Officer
Sinclair Broadcast Group, LLC
10706 Beaver Dam Road
Hunt Valley , MD 21030

Re: Sinclair Broadcast Group, LLC
Form 10-K for the fiscal year ended December 31, 2023
Form 10-Q for the fiscal quarter ended March 31, 2024
File No. 000-26076

Dear Lucy Rutishauser:

We have reviewed your May 8, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

Form 10-Q for the fiscal quarter ended March 31, 2024

Notes to Unaudited Consolidated Financial Statements
1. Nature of Operations and Summary of Significant Accounting Policies
Income Taxes, page 39

1.   We refer to your $7.5 million correcting adjustment. Please provide us with more detail about the adjustment and how you determined it was immaterial based on guidance in SAB 99.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology